

Mail Stop 4546

July 12, 2017

Mr. Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

  **Re:**  **ProAssurance Corporation**
     **Form 10-K for the Fiscal Year Ended December 31, 2016**
     **Filed February 23, 2017**
     **File No. 001-16533**

Dear Mr. Rand:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comments, we may have additional comments.

Notes to Consolidated Financial Statements
8. Reserve for Losses and Loss Adjustment Expenses, page 154

1.  Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims.  Your general disclosure of the variety of actuarial techniques and methods used to estimate your reserves for losses and loss expenses, beginning on page 155, does not appear to clearly identify how IBNR is determined in relation to your total reserves and claims reserves.  Also tell us your consideration of disclosing the methodologies for calculating the cumulative number of reported claims. Refer to ASC 944-40-50-4F.

2.  You disclose on page 157 that all information disclosed in the tables below is presented as supplementary information. ASC 944-40-50-4B appears to limit what is deemed supplementary information.  Please clarify for us whether only information for periods prior to the most recent year is supplementary information.

Mr. Edward L. Rand, Jr.
ProAssurance Corporation
July 12, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Senior Staff Accountants Vanessa Robertson at (202) 551-3649 or Christine Allen Torney at (202) 551-3652 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance